Mail Stop 3561								August 18, 2005

Via U.S. Mail and Fax (52-81-8114-1771)


Patricio Jimenez Barrera
Chief Financial Officer
Axtel, S.A. de C.V.
Blvd. Gustavo Diaz Ordaz 3.33 No. L-1
Col. Unidad San Pedro
San Pedro Garza Garcia, N.L.
Mexico, CP 66215

Re:	Axtel, S.A. de C.V.
	Form 20-F for the year ended December 31, 2004
      Filed April 27, 2005

	File No. 333-114196

Dear Mr. Jimenez

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 20-F for the year ended December 31, 2004

Item 5.  Operating and Financial Review and Prospects

Overview, page 31

1. We note your use of `average revenue per user` as a key performance indicator. It is not evident from your disclosure of how you arrived at the measure. In this regard, describe for us and identify the components use to calculate the measure.

Summary of Contractual Obligations, page 37

2. It does not appear to us that your summary of contractual obligations include interest payments. Revise the table to include interest payments on your debt financing. For your guidance refer to
Item 303(5)(A) of Regulation S-K and SFAS No. 47, paragraph 10.

3. In addition, we refer to your disclosure on note 21(f) with respect to annual operating leases amounting to $33.8M. Tell us the reason of why you believe the payments do not need to be included in the summary of contractual obligations.

Note 24  Differences between Mexican and United States Accounting
Principles, page F-34

4. We refer to your disclosure on page F-8 with regard to your telephone concession rights. Describe for us how you considered the guidance under US GAAP with regard to the useful life of your telephone concession rights. Refer to paragraph 11 of SFAS 142 and
Appendix A, example 4. In addition, you should revise your disclosure to discuss the significant differences, if any, in the accounting of the concession rights.


5. We note your disclosure on page F-12 with regard to how you account for impairment of property, systems and equipment and other non-current assets under Mexican GAAP. Please provide a discussion of how you evaluate impairment under US GAAP. For your guidance refer to SFAS 144.

Note 24 (g) Gain on extinguishment, page F-39

6. Tell us how you determined the fair market value of the equity issued to Nortel. In addition provide us your calculation of the gain recognized under US GAAP.

Note 24 (h) Supplemental Cash Flow Information under US GAAP, page
F-40

7. Revise your disclosure and provide adjustments of the cash flow items to reconcile to US GAAP. Please refer to Form 20F Item 17
(c)(2)(iii).

Note 24 (k) Segment Information, page F-42

8. We note your disclosure that you believe that you operate in one business segment. It also appears from your disclosure that you are suggesting that you have two operating segments consisting of the Mass Market and Business Market. In light of the fact that you have launched your operations in twelve cities and that you offer local and long distance services, as well as data and internet services and are able to track the revenue generated by these services separately;
describe for us your analysis for determining your operating segments. For your guidance, refer to paragraph 10 of SFAS 131. Also since you are stating that the two revenue streams are so similar that they can be expected to have essentially the same economic characteristics, describe for us in more detail your analysis of how you determined that your operating segments meet the aggregation criteria of paragraph 17 of SFAS 131.








*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Ivette Leon, Assistant Chief Accountant, at (202) 942-1982 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.



							Sincerely,
							/s/ Carlos Pacho
							for Larry Spirgel
							Assistant Director
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Patricio Jimenez Barrera
Axtel, S.A. de C.V.
August 19, 2005
Page 1 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE